EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the interim unaudited condensed consolidated financial statements and results of operations ("MD&A") of Xtra-Gold Resources Corp. ("Xtra-Gold" or our "company") for the six months ended June 30, 2022 and 2021 should be read in conjunction with the interim unaudited condensed consolidated financial statements and the related notes to the company's interim unaudited condensed consolidated financial statements.  The following discussion contains forward-looking statements that reflect Xtra-Gold's plans, estimates and beliefs.  Our company's actual results could differ materially from those discussed in the forward-looking statements set out herein.  Factors that could cause or contribute to such differences include, but are not limited to those discussed below and as contained elsewhere in this MD&A.  Our company's condensed consolidated unaudited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2021, 2020 and 2019 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Six-Month Period Ended June 30, 2022 and Subsequent Period

During the six-month period ended June 30, 2022:

  in connection with our gold recovery operations, we produced 1,098 ounces of raw gold.  We sold 1,162 fine ounces of gold at an average price of US$1,928 per ounce.

  cash on hand, excluding restricted cash, increased to $5.7 million at June 30, 2022, from $4.7 million at December 31, 2021.

  on June 23, 2022, announced the successful drill confirmation of the down-plunge continuity and multi-shoot geometry of the recently identified Boomerang East gold zone.

  a total of 24 diamond core boreholes totaling 4,075 m completed by the Company's in-house drilling crews, including: 12 holes (2,384 m) on the recently defined Boomerang East resource expansion target; and 12 holes (1,691 m) on the grassroots Cobra Creek (Zone 5) auriferous shear system.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

• follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

•  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 • a diamond core drill program of approximately 15,000 metres, at an estimated cost of $750,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 • ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 • the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 • ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 • ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 • the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng Banso and Muoso properties in 2020.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2022 budget to carry out our plan of operations is approximately $2,250,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$500,000
Drilling	750,000
Administration	750,000
Stock-based compensation (non-cash)	250,000
TOTAL	$2,250,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2022, we will not require additional capital to implement our plan of operations.

Trends

Gold prices closed in 2021 at $1,806 per ounce, just above the 2021 average of $1,807 per ounce.  The low for 2021 occurred in March, with prices gradually demonstrating strength from that time forward. We continue to see positive indicators for gold prices in the future.

The WHO-declared coronavirus pandemic continues to create a significant amount of economic uncertainty across the world.  While gold prices originally surged with this announcement, prices have fallen back recently with a global asset sell off.  Indicators are of significant spending programs by all governments to combat this issue while supporting national economies.

The coronavirus has negatively affected world GDP's and resulted in significant amounts of money printing by governments.  This response has resulted in inflation in previous cycles.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the period ended June 30, 2022 and previous two years are as follows:

	Q2 2022	2021	2020

High	$2,039	$1,943	$2,067
Low	1,701	1,684	1,474
Average	1,873	1,800	1,770

The tone for the precious metals market in the near future will depend on the U.S. dollar strength and inflation reports.  The US Federal Reserve has expressed a stance to increase interest rates.  The focus going forward will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet.  Any further wobble or extension of the time to address the issues related to the pandemic in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies.  Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Currently, Covid-19 has not affected any of the Company's operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Summary of the last five fiscal years ending December 31

	2021	2020	2019	2018	2017
		$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	2,045,713	2,297,023	2,388,347	1,539,294	453,932
Net gain attributable to non-controlling interest	(121,545)	(141,782)	(140,390)	(233,111)	(98,077)
Income tax	(1,088,192)	(294,992)	Nil	Nil	Nil
Net gain (loss) Xtra-Gold Resources Corp.	957,521	1,860,249	2,247,957	1,306,183	355,855
Basic and diluted income (loss) attributable to common shareholders per common share	0.02	0.04	0.05	0.03	0.01
Total current assets	9,127,160	7,739,823	5,438,858	3,258,955	1,825,775
Total assets	10,758,031	9,340,942	6,875,325	4,790,576	3,328,082
Total current liabilities	1,122,483	426,819	443,540	624,205	443,457
Total liabilities	1,122,483	426,819	443,540	624,205	443,457
Working capital	8,004,677	7,313,004	4,995,317	2,634,750	1,382,318
Capital stock	46,688	46,817	45,844	46,246	47,782
Total equity	9,635,548	8,914,123	6,431,785	4,166,371	2,884,625
Total Xtra-Gold Resources Corp. stockholders' equity	9,826,744	9,226,864	6,886,308	4,761,284	3,712,649
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,779,574	46,645,387	46,095,232	47,089,027	47,948,596
Basic and diluted weighted average number of common shares outstanding	48,925,574	49,033,887	49,589,430	49,405,027	51,339,216

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

June 30, 2022	$(55,360)	$(0.00)
March 31, 2022	922,038	0.02
December 31, 2021	(739,525)	(0.01)
September 30, 2021	(664,900)	(0.01)
June 30, 2021	319,729	0.01
March 31, 2021	1,920,672	0.04
December 31, 2020	(427,897)	(0.01)
September 30, 2020	714,181	0.02

Results of Operations for the Six Months Ended June 30, 2022 as Compared to the Six Months Ended June 30, 2021

Our company's net loss for the six months ended June 30, 2022 was $55,360 as compared to a net income of $319,729 for the six months ended June 30, 2021.  Decreased gold recovery results in 2022 and unrealized losses on the Company's investment portfolio, and increased exploration were partly offset by exchange gains and a reduced tax expense as compared to the June 2021 quarter.

Our company's basic and diluted net loss per share for the six months ended June 30, 2022 was $0.00 compared to a net income of $0.01 per share for the six months ended June 30, 2021.  The weighted average number of shares outstanding was 46,670,186 basic and 48,691,186 fully diluted at June 30, 2022 compared to 46,797,047 basic and 48,963,477 fully diluted for the six months ended June 30, 2021.  The decrease in the weighted average number of shares outstanding in 2022 can be mostly attributed to share buybacks.  The company renewed its share repurchase program in early 2022.  In the six-month period ended June 30, 2022, the company repurchased and cancelled 130,500 shares.  The company also cancelled 17,600 shares purchased in December 2021.  The company purchased 12,600 common shares in June, 2022 and these shares were cancelled subsequent to June 30, 2022. The company purchased 15,500 common shares subsequent to June 30, 2022 and these shares will be cancelled in the normal course of operations.

We incurred expenses of $733,773 in the six months ended June 30, 2022 as compared to $683,476 in the six months ended June 30, 2021.  Amortization for the three months ended June 30, 2022 was $35,878 as compared to $51,339 for the six months ended June 30, 2021.  The company added a second drill and some additional field equipment in 2020 and six pickups trucks in 2021. General and administrative ("G&A") expenses were $102,024 in the three months ended June 30, 2022 as compared to $77,387 in the three months ended June 30, 2021. Most of the increase occurred in marketing and regulatory expenses as compared to Q1 2021. Most of the expense relates to marketing fees, consulting, professional fees, and non-cash expense related to stock-based compensation.  Exploration costs increased to $595,871 in the six-month period ended June 30, 2022 as compared to $554,750 for the six months ended June 30, 2021 as consulting services were purchased to help with the compilation and interpretation of the data and drilling expenses were incurred, especially for replacement parts.  All exploration costs were expensed in the periods.

Exploration activities for the June 2022 quarter focussed on the Kibi Gold Project (Apapam Mining Lease) with a total of twenty-four (24) diamond core boreholes totalling 4,075 metres ("m") completed by the Company's in-house drilling crews, including: 12 holes (2,384 m) dedicated to the further delineation of the recently discovered Boomerang East gold system; and 12 holes (1,691 m) designed to test structural geology and geophysical targets on the Cobra Creek (Zone 5) auriferous shear corridor.

The present Boomerang East drilling work forms part of an ongoing exploration initiative targeting resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure; with a total of 74 boreholes totaling 10,625 m completed to date since the program's initiation in late July 2021.

The assay results for 24 boreholes (3,553 m) of the ongoing Zone 3 resource expansion target generation drilling program, including 18 holes completed during the March quarter (#KBDD22459 - #KBDD22476) and 6 holes completed during the June quarter (#KBDD22477 - #KBDD22482), were reported by the Company on June 23, 2022, including the following highlights:

Boomerang East: Lower Shoot

- 77.0 metres ("m") at 1.59 grams per tonne gold ("g/t Au"), including 31.0 m at 3.23 g/t Au, from 122.0 m in hole #KBDD22481

- 46.0 m at 1.39 g/t Au, including 20.0 m at 2.01 g/t Au, from 127.0 m in #KBDD22475

- 43.0 m at 1.57 g/t Au, including 13.0 m at 3.21 g/t Au, from 52.0 m in #KBDD22480

Boomerang East: Upper Shoot (s)

- 13.5 m at 3.20 g/t Au from 37.0 m in hole #KBDD22478

- 11.3 m at 2.41 g/t Au, including 6.0 m at 3.40 g/t Au, from 11.0 m in #KBDD22464

- 9.1 m at 1.21 g/t Au from 93.9 m in #KBDD22469; followed by second interval of 16.3 m at 2.06 g/t Au from 141.7 m, including 5.7 m at 3.10 g/t Au

Present drilling and 3D litho-structural modelling efforts indicate that the Boomerang East gold mineralization is emplaced within the inner arc of a tight, moderate NE-plunging, isoclinally folded diorite body. With the mineralization appearing to occur as a system of stacked, crescent-shaped, NE-plunging gold shoots traced to date over an approximately 295 m down-plunge distance along the anticlinal fold hinge structure (i.e., approximately 160 m vertical depth from surface). Presently, two, more prominent mineralization shoots standout:  an upper shoot (s) extending to surface which corresponds to the discovery quartz vein outcrop; and a lower blind shoot with no present surface expression.

Drilling efforts during the June quarter also included 12 holes (1,691 m) on the Cobra Creek (Zone 5) target; an approximately 550 m wide, NE-trending, quartz-feldspar porphyry ("QFP") hosted, multi-structure braided shear zone system traced by trenching / outcrop stripping over an approximately 850 m strike length. With the present drilling designed to better target / dissect flat-lying to shallow dipping gold-bearing extensional veining arrays and/or shallow plunging auriferous shoots, and to test high-priority induced polarization (IP) / resistivity anomalies along the southeastern margin of the QFP body. Final compilation of the geological and assay result data is currently in progress. Xtra-Gold undertook a 43 borehole (2,639 m) Phase I diamond core drill program on the Cobra Creek gold zone in 2016. Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 m grading 10.9 g/t Au and 5.2 m grading 9.51 g/t Au (see the Company's news release of October 19, 2016).

In late March, also in relation to our Kibi Gold Project, Xtra-Gold engaged TechnoImaging LLC ("TechnoImaging") of Salt Lake City, Utah, USA to undertake 3D geophysical modelling of an approximately 70 km2 subset area (585 line-km) of the Company's regional helicopter-borne VTEM - Mag survey, completed by Geotech Airborne Limited in 2011, to help identify prospective litho-structural gold setting targets. The geophysical modelling work included 3D joint inversion for conductivity and chargeability of the VTEM survey data, as well as 3D inversion of the Total Magnetic Intensity (TMI) to magnetic susceptibility and magnetization vector models. The Company received the final product of the TechnoImaging geophysical modelling work in mid-July and study result compilation is currently ongoing.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the current reporting period.

We reported a gain of $918,734 related to other items for the six months ended June 30, 2022 compared to a gain of $1,542,585 for the six months ended June 30, 2021.  Decreased gold recovery, and the lower mark to market value of the investment portfolio in 2022 created most of the difference in the comparative periods, while foreign exchange gains provided some offset to these decreases.

During the six months ended June 30, 2022 and 2021, gold recovery operations were in the normal range of expectations.  We sold 1,162 ounces of fine gold from our gold recovery operations in the six months ended June 30, 2022 compared to 1,445 ounces of fine gold from our share of the placer gold operations received during the six months ended June 30, 2021.  Our gold receipts, after royalties and expenses during the three months ended June 30, 2022 generated a gain on gold recovery of $1,055,324 (June 30, 2021 - gain of $1,554,973).  We recovered 1,098 raw ounces of gold during Q2 2022.  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

During the six months ended June 30, 2022, our company had a foreign exchange gain of $26,259 compared to a loss of $132,044 in the six months ended June 30, 2021.  The U.S. dollar strengthened during the quarter against the Canadian dollar and Ghanaian cedi.

Our company recognized a trading and holding loss on marketable securities of $188,018 in the six months ended June 30, 2022.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  Since a significant portion of the portfolio is held in Canadian denominated securities, the devaluation of the Canadian dollar in the quarter negatively affected carrying values.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, are reversed.

The income tax expense resulted mostly from gold recovery operations in Ghana.

Results of Operations for the Six Months Ended June 30, 2022 as Compared to the Six Months Ended June 30, 2021

Our company's net gain for the six months ended June 30, 2022 was $866,678 as compared to a net gain of $2,240,401 for the six months ended June 30, 2021, a reduction of $1,373,723.  Decreased gold recovery results in 2022, reduced gains on the Company's investment portfolio, and increased exploration were partly offset by reduced tax expenses and foreign exchange gains as compared to the June 2021 period.

Our company's basic and diluted net gain per share for the six months ended June 30, 2022 was $0.02 compared to a net gain of $0.05 per share for the six months ended June 30, 2021.  The weighted average number of shares outstanding was 46,596,930 at June 30, 2022 compared to 46,817,477 for the six months ended June 30, 2021.  The decrease in the weighted average number of shares outstanding can be attributed to the share repurchases in 2022.  The fully diluted weighted average number of shares outstanding was 48,617,930 at June 30, 2022 compared to 48,943,047 for the six months ended June 30, 2021.  The fully diluted share positions did not materially affect the earning per share in either period.

We incurred expenses of $1,149,766 in the six months ended June 30, 2022 as compared to $1,066,758 in the six months ended June 30, 2021, an increase of $83,008.  Increased exploration expense in 2022 reflects consulting help to compile and interpret information and replacement parts for the drill.

We reported a gain of $2,529,034 related to other items for the six months ended June 30, 2022 compared to a gain of $4,241,720 for the six months ended June 30, 2021.  Reduced gold recovery in 2022 and portfolio trading gains were partly offset by reduced foreign exchange losses.

During the six months ended June 30, 2022, we sold 2,617 ounces of fine gold from our gold recovery operations compared to 3,462 ounces of fine gold from our share of the placer gold operations received during the six months ended June 30, 2021.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

There were no capital raising transactions in 2022 or 2021.

During the year ended December 31, 2021, the Company issued 255,000 shares at prices between CAD$0.23 and CAD$0.65 per share for proceeds of CAD$118,750 ($94,929) on exercise of stock options.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $1,034,687 during 2022.  Operations provided cash of $1,152,345.  Cash of $1,470,701 was used to purchase investments in 2022 while proceeds from the sale of investments generated $1,345,002 of cash.  Inventory was reduced by $543,412 due to the timing of smelt shipments.  Payables were unchanged in 2022.  Other operating expenses were mostly cash neutral.  Cash of $117,658 was used to repurchase shares in 2022.

During the period ended June 30, 2022, our company repurchased 130,500 shares for $107,386 and cancelled these shares.  During June 2022, the Company purchased 12,600 shares for $10,272.  These shares were cancelled subsequent to June 30, 2022.  Also, during the month ended December 31, 2021, the company repurchased 17,600 of our shares at a cost of $13,294.  These shares were reported as shares in treasury at December 31, 2021 and were cancelled in January 2022.

At June 30, 2022, accounts payable and accrued liabilities decreased by $10,711 to $1,018,429.  With no gold shipments in the fourth quarter, royalty payments to the government for the third quarter were remitted, reducing our balances payable.  Our cash and cash equivalents as at June 30, 2022 were sufficient to pay these liabilities.  We believe that our company has sufficient working capital to achieve our 2022 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2021.

At June 30, 2022, we had total cash and cash equivalents and restricted cash of $6,006,337 (December 31, 2021 - $4,971,650).  Working capital as of June 30, 2022 was $8,955,897 (December 31, 2021 - $8,004,677).  In both 2022 and 2021, the increase in working capital mostly reflects the revenue from gold recovery and the gain on the investment portfolio, combined with gold inventory on hand.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at August 05, 2022, June 30, 2022, December 31, 2021, were as follows:

	August 05, 2022	June 30, 2022	December 31, 2021
Common Shares	46,510,917	46,539,017	46,687,517
Warrants	-	-	-
Stock Options	2,136,000	2,261,000	2,381,000
Fully diluted	48,646,917	48,800,017	49,068,517

Subsequent to June 30, 2022, 15,500 shares which were purchased in July were cancelled, and 12,600 shares purchased in June were cancelled, in the normal course of operations.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $0.8 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2022 budget to carry out our plan of operations is approximately $2,250,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2022.  However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2021.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $866,678 for the period ended June 30, 2022, it has an accumulated a deficit of $21,110,487.  Results for the period ended June 30, 2022 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

Related Party Transactions

During the six-month periods ended June 30, 2022 and 2021, the Company entered into the following transactions with related parties:

	June 30, 2022	June 30, 2021

Consulting fees paid or accrued to officers or their companies	$672,409	$811,444
Directors' fees	1,185	1,203

Stock option grants to officers and directors	-	-
Stock option grant price range	-	-

Of the total consulting fees noted above, $488,711 (June 30, 2021 - $620,576) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $244,356 (June 30, 2021 - $310,288) of this amount.  As at June 30, 2022, a balance of $179,250 (December 31, 2021 - 90,538) is due to this related company.

During the six months ended June 30, 2022 and 2021 the Company did not grant stock options to insiders.

The CEO of the company made a $50,000 payment on behalf of the company in 2021.  This balance was repaid in 2022.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

• to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In 2021 we purchased three pickups. In 2020 we purchased a second drill, a dozer, some pickups and a generator. In 2019, we purchased a trommel. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of June 30, 2022 and December 31, 2021:

	June 30, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$5,710,015	$5,710,015	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,773,342	3,147,326	626,016	-
Total	$9,779,679	$9,153,663	$626,016	$-

Level 1 - Cash equivalents	June 30, 2022	December 31, 2021

Money market funds	$4,860,403	$2,688,758
	$4,860,403	$2,688,758

	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$4,675,328	$4,675,328	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,373,358	2,680,755	692,603	-
Total	$8,345,008	$7,652,405	$692,603	$-

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Forward-Looking Statements	Assumptions	Risk Factors
Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Ability to meet working capital needs for fiscal 2022

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Forward-Looking Statements	Assumptions	Risk Factors
Management's outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Covid-19	Actual results of our exploration, gold recovery and continuity of operations.

The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Increased costs and reduced ability to access the properties could affect exploration results and gold recovery results.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  August 5, 2022